MANAGEMENT DISCUSSION & ANALYSIS DATED MAY 31ST, 2004

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the six months ended March 31, 2004 and the audited financial statements of the Company for the year ended September 30, 2003. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

The Company

Eiger Technology, Inc. ("Eiger" or "the Company") is a technology-focused management company with three operating subsidiaries; Newlook Industries Corp. ("Newlook"), K-Tronik International Corp. ("K-Tronik") and Eiger Net Inc. ("Eiger Net"). Eiger is a public company listed as symbol "AXA" on the Toronto Stock Exchange and as "ETIFF" on the Nasdaq OTCBB. Eiger's head office is located in Toronto Ontario and has five employees.

Newlook Industries Corp. ("Newlook") is a next-generation telecommunications software and services company which harnesses the power of soft-switch technology to deliver state-of-the-art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing soft-switch technology, Newlook converts analog voice conversations to digital packets and routes voice calls phone-to-phone, using Internet Protocol, from any wireless or landline connection. Newlook subscribers make their calls from telephones and do not need high-speed Internet access or special telecommunications equipment, as do other VoIP-based services that have recently been introduced in Canada. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies for Newlook that are passed on to subscribers. By exploiting its proprietary, national VoIP platform, Newlook strives to provide customers with the lowest telephone rates in Canada. Through its Call Zone service, Newlook has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. By using Call Zone services where offered, customers enjoy the high-quality, lowest-cost long distance alternative to traditional carriers due to the inherent cost efficiencies of routing digital voice traffic over broadband rather than over conventional analog circuit-switched networks. Other services include flat rate long distance plans, 10-10-580 casual calling,

calling cards, as well as carrier origination and termination services. Newlook's operations have been serving the Canadian market for over 14 years and currently have over 45,000 subscribers. Newlook is a publicly listed company as symbol "NLI" on the TSX Venture Exchange. Newlook is based in Toronto and has approximately 18 staff.

K-Tronik is a provider of energy-efficient electronic ballasts that are used in fluorescent lighting fixtures. Recently listed as symbol "KTRK" on the Nasdaq OTCBB, K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. K-Tronik electronic ballast products meet growing demand in the lighting industry as their electronic ballasts use 30% less energy than older, magnetic ballasts previously installed. The demand for electronic lighting fixtures is expected to increase dramatically in the next several years based upon the U.S. Federal Energy Policy Act requiring that only electronic ballasts be installed in new fluorescent lighting fixtures as of April 1, 2005. Additionally, K-Tronik expects to build its business through introducing the E-Plug™ and IQ Emergency Ballast™ to the marketplace, with potential growth primarily linked to blackout issues. These lighting components have recently won awards for product design. As blackouts become more common, electricity becomes more expensive; with America's electricity grid showing signs of aging, K-Tronik anticipates that the two emergency lighting products will see robust sales. National and State Electrical Codes mandate that a requisite amount of emergency lights are installed in case of blackouts or other disasters. K-Tronik believes that the two emergency lighting products will nicely compliment its primary business of electronic ballasts. Based in New Jersey, K-Tronik has nine full-time employees.

Eiger Net has been involved in the research and development, engineering and manufacturing of multimedia and data communication cards such as 56Kbps modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 17 employees.

Qualifying Transaction

Effective March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. ("Onlinetel") from Eiger. Based in Ontario, Onlinetel provides the VoIP network that powers Newlook's Call Zone and other services. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of Newlook. Accordingly, the transaction was recorded as a reorganization using the pooling-of-interest method, rather than as a business combination using the purchase method. As part of the transaction, Eiger settled $1,200,000 of debt owing from Onlinetel to Eiger.

Net assets acquired on the transaction date were as follows:

	$
Current Assets	840,201
Capital Assets	1,372,461
Goodwill and Other Long-term Assets	343,672

Future Income Tax Benefit		117,000
Intercompany Balance		50,000
Current Liabilities		(1,329,701)
Long-term Debt		(3,496,042)
Retained Deficit		2,102,509
Common Shares Issued		100

Consideration Paid:

	$
12,727,273 shares issued to Eiger to acquire shares of Onlinetel	100
7,272,727 shares issued to Eiger in settlement of debt	1,200,000

As a result of the transaction, Eiger now holds 24,840,000 Newlook shares. Concurrent with the transaction, Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit is comprised of one share and one warrant. Each warrant is convertible to one common share for a period of one year at an exercise price of $1.25 per share. Newlook has the right to request the exercise of the warrants if its common shares equal or exceed $2.00 for 10 or more consecutive trading days. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000. If all warrants are exercised, Newlook will receive an additional $1,250,000.

Results of Operations

For the three months ending March 31, 2004, Eiger's consolidated net loss increased to $818,000 ($0.02 per share) from $445,000 ($0.01 per share) during the same period last year. Although Onlinetel posted 12% growth in revenues, overall consolidated revenues declined to $3.5 million from $7.3 million due to a temporary supply shortage at K-Tronik that will push revenue recognition from some Q2 orders into the next two quarters, and continued restructuring at Eiger Net. Consolidated cash and marketable securities improved to $1.2 million at March 31, 2004, up 4% over the prior year.

Segmented financial information was as follows:

($'000s)	Revenues		Growth	Earnings		Growth
	Q2/04	**Q2/03**		**Q2/04**	**Q2/03**	
Onlinetel	1,392	1,243	+12%	(252)	(45)	-460%
K-Tronik	1,652	2,758	-40%	(236)	(129)	-83%
Eiger Net	454	3,037	-85%	(124)	(29)	-328%
All others	0	257	n.a.	(206)*	(242)	+15%
Total	3,498	7,295	-52%	(818)	(445)	-84%

*includes $21,000 loss on discontinued operations.

Consolidated operating expenses from continuing operations of $1,965,000 for the quarter ended March 31, 2004 decreased 53% from $3,695,000 in Q2/03 and increased 14% from $1,730,000 in Q1/04. The largest component of operating expenses is selling, general and administrative expenses ("SG&A"), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $1,616,000 for the quarter ended March 31, 2004 decreased 48% from $3,106,000 in Q2/03 and increased 8% from $1,490,000 in Q1/04. Both consolidated operating expenses and SG&A were lower in the quarter year-over-year largely due to the decreased volume of business at Eiger Net and K-Tronik in comparison to the prior year. Consolidated operating expenses in the second quarter also included fees associated with K-Tronik's public listing and Newlook's acquisition and private placement, which took place in the period. Specifically at K-Tronik, SG&A decreased to US$449,000 in the Q2/04, a decrease of US$59,000 or 12% from US$508,000 reported in the prior year. The decrease is primarily attributable to a reduction in costs at KTA. The decrease in KTA expenses of approximately US$90,000 was offset by increases in salaries and payroll related costs of US$10,000 related to additional hires at the corporate offices, advertising costs of US$11,000, warranty costs US$14,000 and research and development costs of US$20,000.

Newlook/Onlinetel revenues in the second quarter were 15% lower the prior quarter somewhat due to seasonality. The prior quarter ended December 31, 2003 includes the traditionally stronger volumes of traffic associated with increased calls made during the Holiday Season. Newlook made a major transition in the quarter in order to position the company for continued strong growth and market share in the burgeoning VoIP industry. Milestones achieved include the acquisition of Onlinetel Corp. and completed private placement on March 18, 2004, the launch of special low rates (2.9¢ to Canada, 3.9¢ to U.S. and 4.9¢ to most of Europe), expanding the Call Zone free calling territory in Ontario, to Quebec and Alberta, the launch of a national media campaign and the hiring of Neal Romanchych as President of Newlook. Although this transition resulted in an increase in expenses for the quarter, management has high expectations that Newlook will realize a significant return on this investment now that a public vehicle and a solid growth platform exists to aggressively expand the Call Zone network and increase Newlook's customer base. Newlook currently has over 45,000 subscribers.

Although orders remain strong, K-Tronik reported net sales of US$1,260,000 for Q2/04, a decrease of US$579,000 or 31% from the US$1,839,000 in sales reported for the prior year period. The sales decrease was attributed to an uncharacteristically slow sales period from December 2003 through March 2004 and the related shortage of copper and steel, which are key components in the manufacture of ballasts and caused inventory shortages of several key models. K-Tronik anticipates an increase in the level of sales during its third and fourth quarters. K-Tronik's gross profit decreased to US$223,000 in Q2/04 compared to US$510,000 in Q2/03 as a result of the above factors that resulted in a decrease in sales. The gross profit margin decreased to 17% in Q2/04 from 27% in the prior year as K-Tronik was forced to purchase some components at higher prices as in addition to incurring higher shipping costs, from the manufacturer in Asia to the United States to fill certain customer orders.

Eiger Net's results demonstrate its continued restructuring as it shifts its attention from OEM production of peripheral technology products to the development of new products.

It is planned that the restructuring will allow Eiger Net to add new, higher-margin components to its production mix in the future in order to enhance its profitability longer term

Liquidity and Capital Reserves

Eiger believes it has sufficient capital to support expected operating levels at its current subsidiaries. Consolidated cash and marketable securities at March 31, 2004 was $1,248,000 compared to $1,709,000 at December 31, 2003 and $1,198,000 at March 31, 2003. Over the second quarter, cash and marketable securities was impacted primarily by the decreased volume of business at K-Tronik due to a temporary supply shortage, fees associated with K-Tronik's public listing and Newlook's acquisition and private placement, and at Newlook/Onlinetel for costs associated with the expansion of Call Zone services. The Company's accounts receivable decreased to $3,271,000 from $3,364,000 and accounts payable decreased to $4,763,000 from $4,818,000 over the quarter ended March 31, 2004.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-Tronik Asia's South Korean won exposure offset by Korean won based revenue.

As K-Tronik is based in the United States and reports in U.S. dollars while Eiger reports its consolidated financial results in Canadian dollars, the movement in the U.S. dollar to Canadian dollar exchange rate directly affects Eiger's unaudited interim consolidated statements of earnings and unaudited interim consolidated balance sheet. In the first quarter of 2004, the U.S. dollar's average value was 1.3178 Canadian dollars compared to 1.5098 Canadian dollars in the first quarter of 2003. Therefore, the lower U.S. dollar to Canadian dollar exchange rate used to convert Eiger's U.S.-based results was a contributing factor in the variance of the quarter-over-quarter results.

Future Outlook

Eiger has executed on many fronts in its long-term strategy of transitioning its businesses to take advantage of potential high growth opportunities. During the second quarter, Eiger made substantial investments that were necessary to ensure strong growth tomorrow, and was able to fund those initiatives. Eiger is now in a position where it has stronger management teams and infrastructure, publicly listed operating subsidiaries, broader product opportunities and, as a result, a higher value proposition. As the Company executes its next phase of growth, it has begun the shift to a more aggressive campaign to develop K-Tronik and Newlook as public entities by launching new products and services and evaluating various merger and acquisition opportunities.

As Newlook progresses with its current marketing campaign, it will continue to implement targeted strategies designed to increase its existing base of over 45,000 subscribers. The newly formed management team will work closely together to monitor customer satisfaction at all levels, including sales and customer support. This should allow Newlook to increase the pace of net subscriber additions. Newlook will continue to strengthen its relationship with its existing subscribers and users, who are already familiar with Newlook's services, and launch promotions targeted towards them. Newlook also continues with its goal to try to provide Canadians with the lowest long distance rates it possibly can and maintain a high level of quality. Newlook works toward proliferating the freedom of free long distance ad-based calling through its Call Zone service with the help of the advertisers that are willing to pay for the brief ads that are heard, so that the confusion of comparing rates experienced by Canadians is ultimately eliminated.

Newlook complements its plan on driving organic growth with an acquisition strategy focused on building customer base, crystallizing synergies and creating an accelerated platform to expand its proprietary coast-to-coast VoIP network to enhance profitability. The recent addition of new management, namely Neal Romanchych, who joined as President, is anticipated to accelerate this process. As such, management is pursuing discussions with a number potential merger and acquisition candidates and is optimistic that an agreement may be completed in the near future.

K-Tronik listed as "KTRK" on the NASDAQ OTCBB during the second fiscal quarter, to lever K-Tronik's extensive U.S. sales and distribution network, brand name recognition and Asian manufacturing. As part of this strategy, K-Tronik has retained Sky Capital, a Wall Street-based investor relations firm to generate awareness to U.S. and European based investors. Additionally, Eiger is currently reviewing several merger and acquisition opportunities. K-Tronik anticipates an increase in the level of sales during its third and fourth quarters as it secures supply channels to fulfill orders originating in the second quarter, and due to the launch of two new innovative emergency products, the IQ-Series ballast and the E-Plug lighting module.

K-Tronik's strategy for growth is three-fold:

> *Launching New Products:* K-Tronik is awaiting approval on the patent for the E-Plug and IQ Emergency Ballast, both of which will be distributed through its direct network sales network. By selling the E-Plug in the consumer home goods market, K-Tronik estimates it can achieve a minimum 3% market penetration within a 24-month period. K-Tronik will use these products to grow its customer base and use its resulting profits towards acquisitions, financing costs, marketing, and general working capital.

Vertical Integration: K-Tronik is seeking opportunities for forward and backward vertical integration. K-Tronik is considering acquiring a component manufacturer as well as a distributor of energy saving products.

Horizontal Integration: K-Tronik is looking to acquire new technologies and certain Asian manufacturers that desire U.S. distribution for their products. This would expand K-Tronik into selling non-lighting electronic components and products.

K-Tronik expects future revenue result to improve, driven by several factors: 1) The enactment of the U.S. Federal Energy Policy Act, which requires that all ballasts need to be electronic after April 1, 2005. The sale of electronic ballasts is K-Tronik's main business; 2) Increased sales and margins from newly introduced products; 3) Growth through acquisitions.

Eiger Net continues its restructuring as it shifts its attention from OEM production of peripheral technology products to the development of new products. It is planned that the restructuring will allow Eiger Net to add new, higher-margin components to its production mix in the future in order to enhance its profitability longer term

In summary, Eiger Technology's strategy to originate investment opportunities, restructure operations, and use the capital markets to pursue both organic and acquisition growth has progressed so that it may ultimately realize significant returns on investment for its shareholders.

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the six months ended March 31, 2004

Monteith, Monteith & Co.

Chartered Accountants

208 Ontario Street
Stratford, Ontario   N5A 3H4
Telephone: (519) 271-6550   Fax: (519) 271-4796
E-mail: administrator@monteith.on.ca

May 26, 2004

To: The Audit Committee of Eiger Technology, Inc.

Dear Sirs/Mesdames:

   In accordance with our engagement letter dated May 6, 2004, we have reviewed the consolidated balance sheets of Eiger Technology, Inc. as at December 31, 2003 and March 31, 2004, and the consolidated statements of operations and retained earnings, and cash flows for the six month periods ended March 31, 2004 and March 31, 2003. These consolidated financial statements are the responsibility of the Company's management.

   We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

   Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

   This report is solely for the use of the audit committee of Eiger Technology, Inc.. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

                                        Sincerely,

                                        Monteith, Monteith & Co.
                                        CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

	March 31 2004	September 30 2003
	$	$

<u>Assets</u>

Current		
Cash and Marketable Securities	1,248,000	1,027,000
Accounts Receivable	3,271,000	3,598,000
Inventories	2,679,000	3,049,000
Prepaid Expenses	716,000	681,000
	7,914,000	8,355,000
Capital	3,590,000	3,528,000
Long-term Investments	744,000	736,000
Goodwill	2,192,000	2,114,000
Future Income Tax Benefit	239,000	98,000
Other	927,000	947,000
	15,606,000	15,778,000

<u>Liabilities and Shareholders' Equity</u>

Current		
Bank Indebtedness	3,478,000	3,766,000
Accounts Payable and Accrued Liabilities	4,763,000	4,569,000
Current Portion of Long-term Debt	488,000	420,000
	8,729,000	8,755,000
Long-term Debt	1,028,000	1,036,000
Non-Controlling Interest	(2,572,000)	(3,172,000)
Shareholders' Equity		
Share Capital	43,311,000	42,685,000
Contributed Surplus	217,000	217,000
Retained Earnings (Deficit)	(35,107,000)	(33,743,000)
	8,421,000	9,159,000
	15,606,000	15,778,000

On Behalf of the Board:

"Gerry Racicot"	Director
Gerry Racicot	

"Jason Moretto"	Director
Jason Moretto	

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the six months ended March 31	2004	2004	2003	2003
	(Current Quarter)	(Year-to-Date)	(Current Quarter)	(Year-to-Date)
	$	$	$	$
Sales	3,498,000	7,913,000	7,295,000	13,071,000
Cost of Sales	3,079,000	6,514,000	6,171,000	11,043,000
Gross Margin	419,000	1,399,000	1,124,000	2,028,000
Expenses				
Selling, General and Administrative	1,616,000	3,106,000	1,665,000	3,582,000
Amortization of Capital Assets	177,000	264,000	177,000	306,000
Amortization of Goodwill and Other Assets	43,000	66,000	40,000	77,000
Interest on Long-term Debt	64,000	167,000	17,000	35,000
Other Interest and Bank Charges	65,000	92,000	127,000	219,000
Discontinued Operations (Net)	21,000	42,000	--	--
	1,986,000	3,737,000	2,026,000	4,219,000
Income (Loss) from Operations	(1,567,000)	(2,338,000)	(902,000)	(2,191,000)
Other Income	287,000	421,000	141,000	143,000
Income before Taxes	(1,280,000)	(1,917,000)	(761,000)	(2,048,000)
Provision for Income Taxes - Future	(122,000)	(141,000)	(136,000)	(136,000)
Income before Non-controlling Interest	(1,158,000)	(1,776,000)	(625,000)	(1,912,000)
Non-controlling Interest	(340,000)	(412,000)	(180,000)	(445,000)
Net Income (Loss) for the Period	(818,000)	(1,364,000)	(445,000)	(1,467,000)
Retained Earnings (Deficit), Beginning of Period	(34,289,000)	(33,743,000)	(27,351,000)	(26,329,000)
Retained Earnings (Deficit), End of Period	(35,107,000)	(35,107,000)	(27,796,000)	(27,796,000)
Earnings Per Share:				
Basic	(0.02)	(0.04)	(0.01)	(0.04)
Diluted	(0.02)	(0.04)	(0.01)	(0.04)

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the six months ended March 31	2004 (Current Quarter) $	2004 (Year-to-Date) $	2003 (Current Quarter) $	2003 (Year-to-Date) $
Operating Activities				
Net Income (Loss) for the Period	(818,000)	(1,364,000)	(445,000)	(1,467,000)
Items not Involving Cash				
Provision for Income Taxes - Future	(122,000)	(141,000)	(136,000)	(136,000)
Amortization	220,000	330,000	217,000	383,000
	(720,000)	(1,175,000)	(364,000)	(1,220,000)
Changes in Non-cash Operating Accounts				
Accounts Receivable	93,000	327,000	(1,831,000)	(1,053,000)
Inventories	521,000	370,000	322,000	(18,000)
Prepaid Expenses	35,000	(35,000)	219,000	(291,000)
Accounts Payable	(55,000)	194,000	1,033,000	4,695,000
Non-controlling Interest	(340,000)	(426,000)	(180,000)	(445,000)
	(466,000)	(745,000)	(801,000)	1,668,000
Investment Activities				
Sale (Purchase) of Capital Assets	(179,000)	(326,000)	107,000	(1,599,000)
Long-term Investments	(13,000)	(8,000)	9,000	9,000
Goodwill and Other Assets	(156,000)	(123,000)	36,000	(277,000)
	(348,000)	(457,000)	152,000	(1,867,000)
Financing Activities				
Operating Line of Credit	(319,000)	(288,000)	10,000	(2,518,000)
Long-term Debt	(180,000)	60,000	(30,000)	(145,000)
Non-controlling Interest	310,000	1,025,000	--	138,000
Common Shares Issued	542,000	626,000	265,000	287,000
	353,000	1,423,000	245,000	(2,238,000)
Net Cash Flows for the Period	(461,000)	221,000	(404,000)	(2,437,000)
Cash and Cash Equivalents, Beginning of Period	1,709,000	1,027,000	1,602,000	3,635,000
Cash and Cash Equivalents, End of Period	1,248,000	1,248,000	1,198,000	1,198,000
Cash and Cash Equivalents Represented By:				
Cash and Marketable Securities	1,248,000	1,248,000	1,198,000	1,198,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2003. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2003.

Capital Assets:

	$
Balance per September 30, 2003 financial statements	3,528,000
Additions	326,000
Amortization provided for six months	(264,000)
Balance - March 31, 2004	3,590,000

Reconciliation to U.S. GAAP:

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Canadian GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

Reconciliation to U.S. GAAP - continued:

Reconciliations:	Year to Date March 31 2004	Year to Date March 31 2003
	$	$
Net Income		
- per Cdn. GAAP	(1,364,000)	(1,467,000)
- expense current product development costs	(73,000)	--
- foreign currency translation adjustment	(30,000)	(38,000)
- per U.S. GAAP	(1,467,000)	(1,505,000)
Comprehensive item - foreign currency translation	30,000	38,000
Comprehensive Income	(1,437,000)	(1,467,000)
Retained Earnings (Deficit)		
- End of Period per Cdn. GAAP	(35,107,000)	(27,796,000)
- expense deferred product development costs net of portion relating to non-controlling interest	(245,000)	--
- foreign currency translation adjustments	414,000	629,000
- End of Period per U.S. GAAP	(34,938,000)	(27,167,000)
Accumulated Other Comprehensive Items		
- per Cdn. GAAP	--	--
- cumulative foreign currency translation adjustments	(414,000)	629,000
- per U.S. GAAP	(414,000)	629,000
Total Assets		
- per Cdn. GAAP	15,606,000	24,303,000
- expense deferred product development costs	(245,000)	--
- per U.S. GAAP	15,361,000	24,303,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook" segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc., the operating company of the segment, were sold for cash.

Operating results to March 31, 2004 are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings.

Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel Corp. ("Onlinetel") to Newlook Industries Corp. ("Newlook") in exchange for 12,727,273 common shares of Newlook. A book loss of $1,007,254 was recorded on the transaction and was eliminated upon consolidation. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel. As a result of these transactions, and a private placement of 1,000,000 common shares by Newlook, the Company now owns 91.9% of the common shares of Newlook.

Segmented Information:

Segmented information is presented on the following two pages.

Remaining capital assets of the operations of the "Newlook" segment, consisting primarily of land and building owned by Alexa Properties Inc, and having a carrying value of $544,000 at March 31, 2004 (September 30, 2003: $552,000) have been reclassified to the "All Others" segment, effective October 1, 2003.

Discontinued operations are reported as a reconciling item.

As a result of the acqisition of Onlinetel by Newlook, those two segments have been combined for purposes of reporting segmented information.

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
March 31, 2004

	Newlook / Onlinetel		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Sales:														
External	1,392,000	3,026,000	1,652,000	3,787,000			454,000	1,100,000	--	--	--	--	3,498,000	7,913,000
Cost of Sales	(1,170,000)	(2,282,000)	(1,359,000)	(3,004,000)			(550,000)	(1,228,000)	--	--	--	--	(3,079,000)	(6,514,000)
Discontinued Operations	--	--	--	--			--	--	--	--	(21,000)	(42,000)	(21,000)	(42,000)
Other Income (Expenses)	(612,000)	(1,286,000)	(662,000)	(1,226,000)			(116,000)	(412,000)	(237,000)	(382,000)	(51,000)	32,000	(1,678,000)	(3,274,000)
	(390,000)	(542,000)	(369,000)	(443,000)			(212,000)	(540,000)	(237,000)	(382,000)	(72,000)	(10,000)	(1,280,000)	(1,917,000)
Future Income Taxes	122,000	141,000	--	--			--	--	--	--	--	--	122,000	141,000
Non-controlling Interest	16,000	34,000	133,000	179,000			88,000	110,000	--	--	103,000	89,000	340,000	412,000
Net Income (Loss)	(252,000)	(367,000)	(236,000)	(264,000)			(124,000)	(430,000)	(237,000)	(382,000)	31,000	79,000	(818,000)	(1,364,000)
Expenditures on Capital Assets and Goodwill	278,000	425,000	38,000	38,000			(59,000)	(59,000)	--	--	--	--	257,000	404,000

	Newlook / Onlinetel		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	March 31 2004	Sept. 30 2003	March 31 2004	Sept. 30 2003	March 31 2004	Sept. 30 2003	March 31 2004	Sept. 30 2003	March 31 2004	Sept. 30 2003	March 31 2004	Sept. 30 2003	March 31 2004	Sept. 30 2003
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Investments Subject to Significant Influence	--	--	--	--			--	--	--	--	--	--	--	--
Total Segment Assets	4,599,000	4,224,000	5,335,000	6,121,000			4,281,000	4,990,000	1,191,000	443,000	--	--	15,406,000	15,778,000
Balance at Period End:														
Capital Assets	1,410,000	552,000	471,000	577,000			1,069,000	1,211,000	640,000	97,000	--	--	3,590,000	2,437,000
Goodwill	1,438,000	1,360,000	754,000	754,000			--	--	--	--	--	--	2,192,000	2,114,000

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
March 31, 2003

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Sales:														
External	257,000	552,000	2,758,000	4,660,000	1,243,000	2,244,000	3,037,000	5,615,000	--	--	--	--	7,295,000	13,071,000
Cost of Sales	(168,000)	(377,000)	(1,994,000)	(3,436,000)	(1,007,000)	(1,807,000)	(3,002,000)	(5,423,000)	--	--	--	--	(6,171,000)	(11,043,000)
Other Expenses	(231,000)	(442,000)	(919,000)	(1,857,000)	(316,000)	(684,000)	(186,000)	(580,000)	(233,000)	(513,000)	--	--	(1,885,000)	(4,076,000)
	(142,000)	(267,000)	(155,000)	(633,000)	(80,000)	(247,000)	(151,000)	(388,000)	(233,000)	(513,000)	--	--	(761,000)	(2,048,000)
Future Income Taxes	--	--	--	--	35,000	35,000	--	--	101,000	101,000			136,000	136,000
Non-controlling Interest	32,000	57,000	26,000	168,000	--	--	122,000	220,000	--	--	--	--	180,000	445,000
Net Income (Loss)	(110,000)	(210,000)	(129,000)	(465,000)	(45,000)	(212,000)	(29,000)	(168,000)	(132,000)	(412,000)	--	--	(445,000)	(1,467,000)

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	March 31 2003	Sept. 30 2002	March 31 2003	Sept. 30 2002	March 31 2003	Sept. 30 2002	March 31 2003	Sept. 30 2002	March 31 2003	Sept. 30 2002	March 31 2003	Sept. 30 2002	March 31 2003	Sept. 30 2002
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Investments Subject to Significant Influence	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Total Segment Assets	3,168,000	3,573,000	6,194,000	7,012,000	3,154,000	3,237,000	10,702,000	8,294,000	1,025,000	1,713,000	60,000	(71,000)	24,303,000	23,758,000
Balance at Period End:														
Capital Assets	1,579,000	1,650,000	605,000	490,000	1,186,000	1,219,000	2,675,000	1,401,000	115,000	107,000	--	--	6,160,000	4,867,000
Goodwill	672,000	673,000	804,000	848,000	1,360,000	1,360,000	132,000	132,000	--	--	--	--	2,968,000	3,013,000